UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                          Registration File # 000-30194

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 30, 2003 - Q3 - Unaudited Financial Statements

             BYRON RESOURCES INC. (Formerly BIOFOREST PACIFIC INC.)
--------------------------------------------------------------------------------

         2200 - 181 UNIVERSITY AVENUE, TORONTO, ONTARIO, CANADA M5H 3M7
--------------------------------------------------------------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]    Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [X] No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1918.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                BYRON RESOURCES INC.
                                                    (Registrant)

Date   November 3, 2003                         By    Ross McGroarty (signed)
                                                   -----------------------------
                                                   Ross McGroarty, Chairman, ASO

                             FINANCIAL STATEMENTS OF

                              BYRON RESOURCES INC.
                        (formerly Bioforest Pacific Inc.)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


                                    UNAUDITED

                              BYRON RESOURCES INC.
                        (formerly Bioforest Pacific Inc.)
                                 BALANCE SHEETS

                                                    SEPTEMBER 30    DECEMBER 31
                                                        2003           2002
                     ASSETS

CURRENT ASSETS
  Cash                                             $      10,803  $      66,844
  Accounts receivable                                      2,953          1,844
  Marketable securities, at cost (market value
   $200,156)                                             254,155        233,808
                                                   -------------  -------------
                                                         267,911        302,496

INVESTMENT IN RELATED COMPANY                                  1              1

CAPITAL ASSETS                                             2,570          3,214
                                                   -------------  -------------
                                                   $     270,482  $     305,711
                                                   =============  =============

                   LIABILITIES

CURRENT LIABILITIES
  Accounts payable and accrued liabilities         $      18,226  $       4,190
  Convertible debenture                                  304,222      1,015,566
  Convertible debenture                                        -        617,746
                                                   -------------  -------------
                                                         322,448      1,637,502

DUE TO SHAREHOLDER - 8% interest                          35,466              -
                                                   -------------  -------------
                                                         357,914      1,637,502
                                                   -------------  -------------

                CAPITAL DEFICIENCY

CAPITAL STOCK
  Authorized -
    Unlimited number of common shares

  Issued -
    27,150,056 common shares                          14,962,687     13,728,739

DEFICIT                                              (15,050,119)   (15,060,530)
                                                   -------------  -------------
                                                         (87,432)    (1,331,791)
                                                   -------------  -------------
                                                   $     270,482  $     305,711
                                                   =============  =============

                                    UNAUDITED

                              BYRON RESOURCES INC.
                        (formerly Bioforest Pacific Inc.)
                      STATEMENTS OF OPERATIONS AND DEFICIT
                            FOR THE NINE MONTHS ENDED

                                              SEPTEMBER 30     SEPTEMBER 30
                                                  2003             2002

INTEREST INCOME                              $            -   $            4
                                             --------------   --------------

EXPENSES
  Administration and general                         58,124           67,458
  Amortization of capital assets                        644              903
  Consulting fees                                     3,700            1,281
  Foreign exchange loss (gain)                     (141,595)          12,544
  Interest                                           51,325           88,008
  Legal fees                                         17,391           45,546
  Write down of marketable securities                     -           10,717
                                             --------------   --------------
                                                    (10,411)         226,457
                                             --------------   --------------

OPERATING LOSS (INCOME)                             (10,411)         226,453

DEFICIT - BEGINNING OF THE PERIOD                15,060,530       13,801,947
                                             --------------   --------------
DEFICIT - END OF THE PERIOD                  $   15,050,119   $   14,028,400
                                             ==============   ==============
NET INCOME (LOSS) PER SHARE                  $       0.0004   $      (0.0100)
                                             ==============   ==============


                                    UNAUDITED

                              BYRON RESOURCES INC.
                        (formerly Bioforest Pacific Inc.)
                            STATEMENTS OF CASH FLOWS
                            FOR THE NINE MONTHS ENDED

                                              SEPTEMBER 30     SEPTEMBER 30
                                                  2003             2002
CASH FROM OPERATIONS
  Operating income (loss) for the period     $       10,411   $     (226,453)
  Items not involving cash -
    Amortization                                        644              903
    Foreign exchange loss (gain)                   (146,001)               -
    Write down of marketable securities                   -           10,717
                                             --------------   --------------
                                                   (134,946)        (214,833)

  Change in -
    Accounts receivable                              (1,109)           1,132
    Accounts payable and accrued liabilities         14,036          (12,582)
    Interest payable                                 51,325           30,697
                                             --------------   --------------
                                                    (70,694)        (195,586)
                                             --------------   --------------

FINANCING ACTIVITY
  Related party loans                                35,000           57,266
                                             --------------   --------------

INVESTING ACTIVITIES
  Purchase of marketable securities                 (20,347)        (220,892)
  Purchase of capital assets                              -           (4,418)
  Advances to related company                             -         (171,419)
                                             --------------   --------------
                                                    (20,347)        (396,729)
                                             --------------   --------------

NET CHANGE IN CASH DURING THE PERIOD                (56,041)        (535,049)

CASH - BEGINNING OF PERIOD                           66,844          637,352
                                             --------------   --------------
CASH - END OF PERIOD                         $       10,803   $      102,303
                                             ==============   ==============


                                    UNAUDITED

                       SUPPLEMENTARY FINANCIAL INFORMATION

                              BYRON RESOURCES INC.
                        (formerly Bioforest Pacific Inc.)

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003


                                    UNAUDITED

                              BYRON RESOURCES INC.
                        (formerly Bioforest Pacific Inc.)
                            SUPPLEMENTARY INFORMATION
                            FOR THE NINE MONTHS ENDED

                                              SEPTEMBER 30     SEPTEMBER 30
                                                  2003             2002

CASH

  CIBC - Cdn                                 $        9,731   $        8,388
  CIBC - U.S.                                           742           59,890
  CIBC - U.S. exchange                                  259           34,479
  Desjardins Securities - cash account                   71             (454)
                                             --------------   --------------
                                             $       10,803   $      102,303
                                             ==============   ==============

ACCOUNTS RECEIVABLE

  GST                                        $        1,623   $        1,225
  Law Chambers (July rent plus last months
   rent)                                              1,330            1,983
                                             --------------   --------------
                                             $        2,953   $        3,208
                                             ==============   ==============

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  Auditing and accounting fees               $       18,226   $        3,600
  Debenture interest                                      -           94,380
                                             --------------   --------------
                                             $       18,226   $       97,980
                                             ==============   ==============

ADMINISTRATION AND GENERAL EXPENSES

  Office and general                         $       18,751   $       20,403
  Audit and accounting                               15,650           18,420
  Travel                                             11,890           20,454
  Transfer agency                                     8,743            4,488
  Shareholders' information                           3,090            3,693
                                             --------------   --------------
                                             $       58,124   $       67,458
                                             ==============   ==============


                                    UNAUDITED

                              BYRON RESOURCES INC.
                        (Formerly Bioforest Pacific Inc.)
                          2200 - 181 University Avenue,
                           Toronto ON, Canada M5H 3M7
                       Tel: 416 594 0528 Fax: 416 594 6811
                         E-mail: bioforest@interface.ca

                  Commission File No.82-1918 Section 12g 3-2(b)
                         Registration File No.000-30194

                CERTIFICATION of DISCLOSURE-Q3 September 30, 2003

I, Ross McGroarty, certify that:

1. I have reviewed the Unaudited Quarterly Report on Form 6-K of BYRON RESOURCES INC. (Formerly Bioforest Pacific Inc. "the registrant") for period ending September 30, 2003 pursuant to Section 302 (a) of the Sarbanes-Oxley Act of 2002.

2. Based on my knowledge, the quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3. Based on my knowledge, the financial statements, and other financial information included in the Q 3 report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which the quarterly report is being prepared:
          b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to filing date of this quarterly report (the "Evaluation Date"); and
          c) presented in the quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors:

          a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated when necessary, in the quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: November 3, 2003
/s/ "Ross McGroarty"                          /s/ "David L. Hynes"
------------------------------                --------------------------
    Chairman / Secretary                          President